The following are the subsidiaries of the Company. All of the subsidiaries are wholly owned by the Company.


1. A.D.S. Advertising Corportion d/b/a The Smith Agency, a Florida corporation.

2. Capital Network of America Corp., a Nevada corporation.

3. Nitros Franchise Corporation, a Florida corporation.